Exhibit 99.11

WBM CAPITAL CORP.

MATERIAL CHANGE REPORT

FORM 51-102F3

1.	Name and Address of Company:

WBM Capital Corp. (the “Company”)

1900 – 1040 West Georgia Street,

Vancouver, BC V6E 4H3

2.	Date of Material Change:

December 18, 2024

3.	News Release:

December 18, 2024, a news release reporting the material change was filed on SEDAR+ at www.sedarplus.ca.

4.	Summary of Material Change:

On December 18, 2024, the Company completed a plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”).

5.	Full Description of Material Change:

On November 18, 2024, the Company entered into an arrangement agreement (the “Arrangement Agreement”) with its wholly-owned subsidiaries, 1507651 B.C. Ltd., 1507652 B.C. Ltd., 1507653 B.C. Ltd., 1507655 B.C. Ltd., 1510450 B.C. Ltd., 1510441 B.C. Ltd., and 1510435 B.C. Ltd. (each a “Subsidiary”; collectively, the “Subsidiaries”) pursuant to which the parties intended to complete a court approved statutory plan of arrangement under the Business Corporations Act (British Columbia) (the “Plan of Arrangement”).

Completion of the transactions contemplated by the Arrangement Agreement required the unanimous written consent of the sole shareholder of the Company and the approval of the Supreme Court of British Columbia. The Arrangement was approved by the unanimous written consent of the sole shareholder of the Company on December 4, 2024, and the Company obtained the final order approving the Arrangement from the Supreme Court of British Columbia on December 12, 2024.

The board of directors of WBM and the Subsidiaries set the effective date of the Arrangement as of December 18, 2024.

As a result of the Arrangement, The Company exchanged the common shares it held in the capital of the Subsidiaries with its sole shareholder, Triforce Ventures, SA (“Triforce”), with the result that each Subsidiary is now wholly owned directly by Triforce.

Triforce has acquired the above-noted common securities for investment purposes. It may in the future take such actions in respect of its holdings in the Subsidiaries as Triforce may deem appropriate in light of the circumstances then existing, including the purchase of additional securities of any of the Subsidiaries through open market purchases or privately negotiated transactions or the sale of all or a portion of Triforce’s holdings in the open market or in privately negotiated transactions to one or more purchasers, subject in each case to applicable securities law.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102:

Not applicable.

7.	Omitted Information:

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	Executive Officer:

For further information, please contact:

Carlo Rigillo

Chief Executive Officer

+1 (647) 400-4794

carlo.rigillo@gmail.com

Date of Report:

December 18, 2024